Exhibit (a)(1)(A)
Offer to Purchase for Cash
Up to 1,000,000 Shares of its Common Stock
at
a Purchase Price Not Greater Than $43.00
Nor Less Than $37.50 Per Share by
Lawson Products, Inc.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 5, 2006, UNLESS LAWSON PRODUCTS, INC. EXTENDS THE TENDER OFFER.

Lawson Products, Inc., a Delaware corporation (referred to herein as “we,” “us,” the “Company” or “Lawson”), is offering to purchase for cash up to 1,000,000 shares of its common stock, upon the terms and subject to the conditions set forth in this document and the letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “tender offer”).

On the terms and subject to the conditions of the tender offer, we will determine the single per share price, not greater than $43.00 nor less than $37.50 per share, net to you in cash, without interest, that we will pay for shares properly tendered and not properly withdrawn in the tender offer, taking into account the total number of shares so tendered and the prices specified by the tendering stockholders. We will select the lowest purchase price that will allow us to purchase 1,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn, at prices not greater than $43.00 nor less than $37.50 per share. The Company will purchase at the purchase price all shares properly tendered at prices at or below the purchase price and not properly withdrawn, on the terms and subject to the conditions of the tender offer, including the odd lot, conditional tender and proration provisions. We reserve the right, in our sole discretion, to purchase more than 1,000,000 shares in the tender offer, subject to applicable law. The Company will not purchase shares tendered at prices greater than the purchase price or shares that we do not accept for purchase because of proration provisions or conditional tenders. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR ON LAWSON OBTAINING FINANCING. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

IMPORTANT

If you wish to tender all or any part of your shares, you should either (1) complete and sign a letter of transmittal according to the instructions in the letter of transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the share certificates, to Computershare Trust Company of New York, the depositary for the tender offer, or (2) tender the shares according to the procedure for book-entry transfer described in Section 3, or (3) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your shares. If you desire to tender your shares and (1) your share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the tender offer, you may tender your shares according to the guaranteed delivery procedure described in Section 3.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER.  HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER. IN ADDITION, THE MEMBERS OF THE PORT FAMILY, INCLUDING THEIR AFFILIATED FAMILY PARTNERSHIPS, WHOM WE REFER TO AS OUR “PRINCIPAL STOCKHOLDERS,” HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

The shares are listed and traded on the Nasdaq Global Select Market (“Nasdaq”) under the trading symbol “LAWS.” We publicly announced the tender offer on September 6, 2006, after the close of trading on Nasdaq on that date. On September 6, 2006, the reported closing price of the shares on Nasdaq was $38.16 per share. The lower end of the price range for the tender offer is below the current market price for the shares. We urge you to obtain current market quotations for the shares. See Section 8.

You may direct questions and requests for assistance to Morrow & Co., Inc., the information agent for the tender offer, or to Credit Suisse Securities (USA) LLC (“Credit Suisse”), the dealer manager for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this document. You may direct requests for additional copies of this document, the letter of transmittal or the notice of guaranteed delivery to the information agent.

The Dealer Manager for the Tender Offer is:

September 8, 2006

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the tender offer. We have not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this document or in the letter of transmittal. If given or made, you must not rely upon any such information or representation as having been authorized by us or the dealer manager.

We are not making the tender offer to (nor will we accept any tender of shares from or on behalf of) holders in any jurisdiction in which the making of the tender offer or the acceptance of any tender of shares would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the tender offer in any such jurisdiction and extend the tender offer to holders in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the tender offer to be made by a licensed broker or dealer, the tender offer is being made on our behalf by the dealer manager or one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

FORWARD-LOOKING STATEMENTS

This offer to purchase contains or incorporates by reference not only historical information, but also forward-looking statements. The terms “may,” “should,” “could,” “anticipate,” “believe,” “continues,” “estimate,” “expect,” “intend,” “objective,” “plan,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These statements are based on management’s current expectations, intentions or beliefs and are subject to a number of factors, assumptions and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause or contribute to such differences or that might otherwise impact the business include the following:

•	the impact of governmental investigations, such as the recently announced investigation by the U.S. Attorney’s office for the Northern District of Illinois;

•	excess and obsolete inventory;

•	disruptions of the Company’s information systems;

•	risks of rescheduled or cancelled orders;

•	increases in commodity prices;

•	the influence of principal stockholders;

•	competition and competitive pricing pressures;

•	the effect of general economic conditions and market conditions in the markets and industries the Company serves;

•	the risks of war, terrorism, and similar hostilities; and

•	all of the factors discussed in the Company’s “Risk Factors” set forth in its Annual Report on Form 10-K for the year ended December 31, 2005.

The Company undertakes no obligation to update any such factor or to publicly announce the results of any revisions to any forward-looking statements contained herein whether as a result of new information, future events or otherwise.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. You should realize that it does not describe all of the details of the tender offer to the same extent described in this document. We urge you to read the entire document and the letter of transmittal because they contain the full details of the tender offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?	Lawson Products, Inc. is offering to purchase your shares.

What will the purchase price for the shares be?	We will determine the per share purchase price that we will pay promptly after the tender offer expires. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 1,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn prior to the expiration date. The purchase price will not be greater than $43.00 nor less than $37.50 per share. We will pay this purchase price in cash, without interest, for all the shares we purchase under the tender offer, even if some of the shares are tendered at a price below the purchase price. See Section 1.

How many shares will Lawson purchase?	We will purchase 1,000,000 shares properly tendered in the tender offer, or such fewer number of shares as are properly tendered, and not properly withdrawn prior to the expiration date. The 1,000,000 shares represent approximately 11.1% of our outstanding common stock as of August 31, 2006. We expressly reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares, and could decide to purchase more shares, subject to applicable legal requirements. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

What will happen if more than 1,000,000 shares are tendered at or below the purchase price?	If more than 1,000,000 shares are tendered at or below the purchase price, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis as described in the immediately following paragraph, and except for shares that were conditionally tendered and for which the condition was not satisfied. See Sections 5 and 6.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?	If you own beneficially or of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the purchase price before the tender offer expires and you complete the section entitled “Odd Lots” in the letter of transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

How will Lawson pay for the shares?	We anticipate that we will fund the purchase of the shares tendered in the tender offer with borrowings under our existing credit facility. The tender offer is not conditioned upon Lawson obtaining financing.

How long do I have to tender my shares?	You may tender your shares until the tender offer expires. The tender offer will expire on October 5, 2006, at 12:00 Midnight, New York City time, unless we extend it. See Section 1. We may choose to extend the tender offer for any reason, subject to applicable laws. We cannot assure you that we will extend the tender offer or, if extended, of the length of any extension that we may provide. See Section 15. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact the broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

Can the tender offer be extended, amended or terminated?	We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 15.

How will I be notified if Lawson extends the tender offer or amends the terms of the tender offer?	We will issue a press release by 9:00 a.m., New York City time, on the business day after the scheduled expiration date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. See Section 15.

What is the purpose of the tender offer?	We believe that the tender offer is a prudent use of our financial resources given our business profile, assets and the current market price of the shares, and that investing in our own shares is an efficient means to provide value to our stockholders. The tender offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in Lawson. See Section 2 and Section 10.

Are there any conditions to the tender offer?	Yes. The tender offer is subject to conditions such as the absence of court and governmental action prohibiting the tender offer and of changes in general market conditions or our business that, in our judgment, are or may be materially adverse to us. See Section 7.

Following the tender offer, will Lawson continue as a public company?	Yes. Lawson does not believe that its purchase of shares under the tender offer will cause the remaining outstanding shares of Lawson common stock to be delisted from the Nasdaq or cause us not to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 12.

How do I tender my shares?	The tender offer will expire at 12:00 Midnight, New York City time, on October 5, 2006, unless we extend the tender offer. To tender your shares prior to the expiration of the tender offer:

• you must deliver your share certificate(s) and a properly completed and duly executed letter of transmittal to the depositary at the address appearing on the back cover page of this document; or

• the depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal or an agent’s message in the case of a book entry transfer; or

• you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you; or

• you must comply with the guaranteed delivery procedures.

You should contact the information agent or the dealer manager for assistance. See Section 3 and the instructions to the letter of transmittal. Please note that Lawson will not purchase your shares in the tender offer unless the depositary receives the required documents prior to the expiration of the tender offer. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

Once I have tendered shares in the tender offer, can I withdraw my tender?	You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 12:00 Midnight, New York City time, on October 5, 2006, unless we extend the tender offer. See Section 4.

How do I withdraw shares I previously tendered?	You must deliver, on a timely basis, a written or facsimile notice of your withdrawal to the depositary at the address appearing on the back cover page of this document. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Additional requirements apply if the share certificates to be withdrawn have been delivered to the depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

How do holders of vested stock options for shares participate in the tender offer?	If you hold vested but unexercised options, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason. See Section 3.

Has Lawson or its Board of Directors adopted a position on the tender offer?	Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you should tender your shares. In so doing, you should read carefully the information in this offer to purchase and in the letter of transmittal, including our reasons for making the tender offer. Our directors and executive officers have advised us that they do not intend to tender any shares in the tender offer. In addition, our principal stockholders have advised us that they do not intend to tender any shares in the tender offer. See Section 11.

If I decide not to tender, how will the tender offer affect my shares?	Stockholders who choose not to tender will own a greater percentage interest of our outstanding common stock following the consummation of the tender offer.

What is the recent market price for the shares?	We publicly announced the tender offer on September 6, 2006, after the close of trading on the Nasdaq on that date. On September 6, 2006, the reported closing price of the shares on Nasdaq was $38.16 per share. The lower end of the price range for the tender offer is below the current market price for the shares. We urge you to obtain current market quotations for the shares. See Section 8.

When will Lawson pay for the shares I tender?	We will pay the purchase price, net to you in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. Because of the difficulty in determining the number of shares tendered, including by guaranteed delivery, and the odd lot procedure and conditional tender provisions, we do not expect to announce the results of the proration and begin paying for tendered shares until at least five business days after the expiration of the tender offer. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?	If you are a registered stockholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See Section 3.

What are the U.S. federal income tax consequences if I tender my shares?	Generally, you will be subject to U.S. federal income taxation when you receive cash from us in exchange for the shares you tender. In addition, the receipt of cash for your tendered shares will be treated either as (1) a sale or exchange or (2) a distribution from us in respect of our stock. See Section 14.

Will I have to pay any stock transfer tax if I tender my shares?	If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Whom can I talk to if I have questions?	The information agent and the dealer manager can help answer your questions. The information agent is Morrow & Co., Inc., and the dealer manager is Credit Suisse. Their contact information is set forth on the back cover page of this document.

INTRODUCTION
To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, $1.00 par value per share, for purchase by us. Upon the terms and subject to the conditions set forth in this offer to purchase and in the letter of transmittal, we are offering to purchase up to 1,000,000 shares at a price not greater than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest.

The tender offer will expire at 12:00 Midnight, New York City time, on October 5, 2006, unless extended (such date and time, as the same may be extended, the “expiration date”). We may, in our sole discretion, extend the period of time in which the tender offer will remain open.

We will select the lowest purchase price that will allow us to buy 1,000,000 shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not properly withdrawn. We will acquire all shares that we purchase in the tender offer at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, we may not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered. We will return tendered shares that we do not purchase to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

We reserve the right to purchase more than 1,000,000 shares pursuant to the tender offer, subject to certain limitations and legal requirements. See Section 1.

Stockholders must complete the section of the letter of transmittal relating to the price at which they are tendering shares in order to properly tender shares.

We will pay the purchase price, net to the tendering stockholders in cash, without interest, for all shares that we purchase. Tendering stockholders whose shares are registered in their own names and who tender directly to Computershare Trust Company of New York, the depositary in the tender offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the letter of transmittal, stock transfer taxes on the purchase of shares by us under the tender offer. If you own your shares through a bank, broker, dealer, trust company or other nominee and that person tenders your shares on your behalf, that person may charge you a fee for doing so. You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The tender offer is not conditioned upon any minimum number of shares being tendered or upon Lawson obtaining financing. The tender offer is, however, subject to certain other conditions. See Section 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGER MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2. OUR DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER. IN ADDITION, OUR PRINCIPAL STOCKHOLDERS HAVE ADVISED US THAT THEY DO NOT INTEND TO TENDER ANY SHARES IN THE TENDER OFFER.

If, at the expiration date, more than 1,000,000 shares are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration date;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit us to purchase 1,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the purchase price subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

We may not purchase all of the shares tendered pursuant to the tender offer even if the shares are tendered at or below the purchase price. See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

Section 14 of this offer to purchase describes the material United States federal income tax consequences of a sale of shares under the tender offer.

Holders of vested but unexercised options to purchase shares may exercise such options for cash and tender some or all of the shares issued upon such exercise. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

As of August 31, 2006, we had issued and outstanding 8,997,515 shares. The 1,000,000 shares that we are offering to purchase represent approximately 11.1% of the shares then outstanding. The shares are listed and traded on Nasdaq under the symbol “LAWS.” We publicly announced the tender offer on September 6, 2006, after the close of trading on Nasdaq on that date. On September 6, 2006, the reported closing price of the shares on Nasdaq was $38.16 per share. The lower end of the price range for the tender offer is below the current market price for the shares. We urge stockholders to obtain current market quotations for the shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration.

General.  Upon the terms and subject to the conditions of the tender offer, Lawson will purchase 1,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the tender offer, at prices not greater than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest.

The term “expiration date” means 12:00 Midnight, New York City time, on October 5, 2006, unless and until Lawson, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by Lawson, shall expire. See Section 15 for a description of Lawson’s right to extend, delay, terminate or amend the tender offer. In accordance with the rules of the SEC, Lawson may, and Lawson expressly reserves the right to, purchase under the tender offer an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the tender offer. See Section 15. In the event of an over-subscription of the tender offer as described below, shares tendered at or below the purchase price will be subject to proration, except for odd lots. The proration period and, except as described herein, withdrawal rights, expire on the expiration date.

If we:

•	increase the price to be paid for shares above $43.00 per share or decrease the price to be paid for shares below $37.50 per share, or

•	increase the number of shares being sought in the tender offer and this increase in the number of shares sought exceeds 2% of the outstanding shares, or

•	decrease the number of shares being sought, and

•	the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that we first publish, send or give notice, in the manner specified in Section 15, of any increase or decrease, then we will extend the tender offer until the expiration of ten business days from the date that we first publish notice of any increase or decrease. For the purposes of the tender offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

The tender offer is not conditioned on any minimum number of shares being tendered or on Lawson obtaining financing. The tender offer is, however, subject to other conditions. See Section 7.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $43.00 nor less than $37.50 per share, at which they are willing to sell their shares to Lawson under the tender offer. Alternatively, stockholders desiring to tender shares can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price that Lawson ultimately pays for shares properly tendered and not properly withdrawn in the tender offer, which could result in the tendering stockholder receiving a price per share as low as $37.50 or as high as $43.00. If tendering stockholders wish to maximize the chance that Lawson will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could result in the tendered shares being purchased at the minimum price of $37.50 per share. This election could also have the effect of decreasing the price at which Lawson purchases tendered shares because the shares tendered using this election will be available at the minimum price of $37.50 per share.

To tender shares properly, stockholders must specify one and only one price box in the appropriate section in each letter of transmittal. If you specify more than one price or if you fail to check any price at all you will not have validly tendered your shares. See Section 3.

Promptly following the expiration date, Lawson will determine the purchase price that it will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. Lawson will select the lowest purchase price, not greater than $43.00 nor less than $37.50 per share, net to the seller in cash, without interest, that will enable it to purchase 1,000,000 shares, or such fewer number of shares as are properly tendered and not properly withdrawn in the tender offer. Lawson will purchase all shares properly tendered at or below the purchase price (and not properly withdrawn), all at the purchase price, upon the terms and subject to the conditions of the tender offer, including the odd lot, proration and conditional tender provisions.

Lawson will not purchase shares tendered at prices greater than the purchase price and shares that it does not accept in the tender offer because of proration provisions or conditional tenders. Lawson will return to the tendering stockholders shares that it does not purchase in the tender offer at Lawson’s expense promptly after the expiration date. By following the instructions to the letter of transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but stockholders must submit a separate letter of transmittal for shares tendered at each price. Stockholders also can specify the order in which Lawson will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, Lawson purchases some but not all of the tendered shares pursuant to the tender offer.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the expiration date is fewer than or equal to 1,000,000 shares, or such greater number of shares as Lawson may elect to purchase, subject to applicable law, Lawson will, upon the terms and subject to the conditions of the tender offer, purchase all such shares.

Priority of Purchases.  Upon the terms and subject to the conditions of the tender offer, if greater than 1,000,000 shares have been properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Lawson will purchase properly tendered shares on the basis set forth below:

•	First, we will purchase all shares tendered by all holders of “odd lots” who:

•	tender all shares owned beneficially or of record by the holder at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

•	complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, only if necessary to permit us to purchase 1,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Lawson may not purchase all of the shares that a stockholder tenders in the tender offer even if they are tendered at prices at or below the purchase price. It is also possible that Lawson will not purchase any of the shares conditionally tendered even though those shares were tendered at prices at or below the purchase price.

Odd Lots.  For purposes of the tender offer, the term “odd lots” shall mean all shares properly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person, referred to as an “odd lot” holder, who owns beneficially or of record an aggregate of fewer than 100 shares and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. To qualify for this preference, an odd lot holder must tender all shares owned beneficially or of record by the odd lot holder in accordance with the procedures described in Section 3. As set forth above, Lawson will accept odd lots for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have share certificates representing fewer than 100 shares. By accepting the tender offer, an odd lot holder who holds shares in its name and tenders its shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the odd lot holder’s shares on Nasdaq. Any odd lot holder wishing to tender all of its shares pursuant to the tender offer should complete the section entitled “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery.

Proration.  If proration of tendered shares is required, Lawson will determine the proration factor promptly following the expiration date. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6 of this offer to purchase, proration for each stockholder that tenders shares will be based on the ratio of the total number of shares that we accept for purchase (excluding odd lots) to the total number of shares properly tendered (and not properly withdrawn) at or below the purchase price by all stockholders (other than odd lot holders).

Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of the odd lot procedure and conditional tender provisions, Lawson does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased under the tender offer until at least five business days after the expiration date. The preliminary results of any proration will be announced by press release promptly after the expiration date. Stockholders may obtain preliminary proration information from the information agent or the dealer manager and may be able to obtain this information from their brokers.

As described in Section 14, the number of shares that Lawson will purchase from a stockholder under the tender offer may affect the U.S. federal income tax consequences to that stockholder and, therefore, may be relevant to that stockholder’s decision whether or not to tender shares.

We will mail this offer to purchase and the letter of transmittal to record holders of shares and we will furnish this offer to purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Lawson’s stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer.

Lawson believes that the tender offer is a prudent use of its financial resources given its business profile, assets and the current market price of the shares, and that investing in its own shares is an efficient means to provide value to its stockholders. The tender offer represents the opportunity for Lawson to return cash to stockholders who elect to tender their shares. Where shares are tendered by the registered owner of those shares directly to the depositary, the sale of those shares in the tender offer will permit the seller to avoid the usual transaction costs associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the depositary and whose shares are purchased under the tender offer will avoid not only the payment of brokerage commissions but also any applicable odd lot discounts that might be payable on sales of their shares in Nasdaq transactions.

Stockholders who do not tender their shares pursuant to the tender offer and stockholders who otherwise retain an equity interest in Lawson as a result of a partial tender of shares, proration or a conditional tender for which the condition is not satisfied will continue to be owners of Lawson and will realize a proportionate increase in their relative equity interest in Lawson and will bear the risks and rewards associated with owning the equity securities of Lawson, including risks resulting from Lawson’s purchase of shares.

After the completion of the tender offer, Lawson expects to have sufficient cash flow and access to funding to meet its cash needs for normal operations and anticipated capital expenditures.

Neither Lawson nor the Lawson Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares. Lawson has not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the tender offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender shares, and, if so, how many shares to tender and the price or prices at which to tender. Lawson has been advised that none of its directors or executive officers intends to tender any shares in the tender offer. In addition, Lawson’s principal stockholders have advised it that they do not intend to tender any shares in the tender offer.

Lawson may explore strategic arrangements, transactions and opportunities consistent with our goal of increasing stockholder value. Such strategic transactions could include acquisitions, joint ventures, corporate restructurings, a sale or otherwise. We do not currently have any plans to enter into any strategic transactions. Our decision to enter into any strategic transaction in the future will depend upon a number of factors, including, without limitation, our business and financial position, our corporate strategies, general economic and market conditions, and the market value of our business and common stock. In the event that we enter into a strategic transaction in the future and such transaction increases the market value of our common stock, however, the stockholders whose shares of common stock are purchased in this offer will not realize any of the potential value of such transaction.

Additionally, we have made in the past and may make stock repurchases from time to time on the open market, in private transactions or even by additional tender offers. Whether or not we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in this tender offer, Lawson’s business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as Lawson may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the tender offer. Rule 13e-4 of the Exchange Act prohibits Lawson and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. See “Price Range of Shares; Dividends; Rights Agreement — Sales and Purchases of Securities” for information on our historical common stock repurchases.

Lawson intends to retire shares that it acquires pursuant to the tender offer and will return those shares to the status of authorized but unissued stock that will be available for Lawson to issue without further stockholder action (except as required by applicable law or the rules of Nasdaq or any other securities exchange on which the shares may then be listed) for various purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit, stock plans or compensation programs for directors and employees. See Section 9.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For stockholders to properly tender shares under the tender offer:

•	the depositary must receive, at the depositary’s address set forth on the back cover page of this offer to purchase, share certificates (or confirmation of receipt of such shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the letter of transmittal, before the tender offer expires; or

•	the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to accept the tender offer on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares in the tender offer must properly indicate in the section captioned (1) “Price (in Dollars) Per Share at Which Shares are Being Tendered” on the letter of transmittal the price (in multiples of $0.25) at which stockholders are tendering shares or (2) “Shares Tendered at Price Determined Pursuant to the Tender Offer” in the letter of transmittal that the stockholder will accept the purchase price determined by Lawson in accordance with the terms of the tender offer.

If tendering stockholders wish to maximize the chance that Lawson will purchase their shares, they should check the box in the section of the letter of transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer.” Note that this election could have the effect of decreasing the price at which Lawson purchases tendered shares because shares tendered using this election will be available for purchase at the minimum price of $37.50 per share and, as a result, it is possible that this election could result in Lawson purchasing tendered shares at the minimum price of $37.50 per share.

A stockholder who desires to tender shares at more than one price must complete a separate letter of transmittal for each price at which such stockholder tenders shares, provided that a stockholder may not tender the same shares (unless properly withdrawn previously in accordance with Section 4) at more than one price. To tender shares properly, stockholders must check one and only one price box in the appropriate section of each letter of transmittal. If you check more than one box or if you fail to check any box at all you will not have validly tendered your shares.

Odd lot holders who tender all shares must complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

We urge stockholders who hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the depositary.

Signature Guarantees.  Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a letter of transmittal need not be guaranteed if:

•	the letter of transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the shares) tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the letter of transmittal; or

•	if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the letter of transmittal.

If a share certificate is registered in the name of a person other than the person executing a letter of transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an eligible guarantor institution.

Lawson will make payment for shares tendered and accepted for payment under the tender offer only after the depositary timely receives share certificates or a timely confirmation of the book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed letter of transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the letter of transmittal.

Method of Delivery.  The method of delivery of all documents, including share certificates, the letter of transmittal and any other required documents, is at the election and risk of the tendering stockholder. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Book-Entry Delivery.  The depositary will establish an account with respect to the shares for purposes of the tender offer at the book-entry transfer facility within two business days after the date of this offer to purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the shares by causing the book-entry transfer facility to transfer shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer. Although participants in the book-entry transfer facility may effect delivery of shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either of the following must occur:

•	a properly completed and duly executed letter of transmittal, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this offer to purchase before the expiration date; or

•	the guaranteed delivery procedure described below must be followed.

Delivery of the letter of transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Lawson may enforce the agreement against the participant.

Company Stock Option Plans.  We are not offering, as part of the tender offer, to purchase any of the options outstanding under the Company’s stock option plans and tenders of such options will not be accepted. Holders of options who wish to participate in the tender offer may exercise their options and purchase shares of our common stock and then tender such shares pursuant to the tender offer, provided that any such exercise of an option and tender of shares is in accordance with the terms of the option plans and the options. In no event are any options to be delivered to the depositary in connection with a tender of shares. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the tender offer are not purchased in the tender offer for any reason.

Federal Backup Withholding Tax.  Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, unless such an exemption exists and is proven in a manner satisfactory to the depositary, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 BEN (or other applicable IRS Form W-8), signed under penalties of perjury, attesting to that individual’s foreign status. Tendering stockholders can obtain such statements from the depositary or from www.irs.gov. See Instruction 13 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully and sign the Substitute Form W-9 included in the letter of transmittal or other appropriate IRS Forms may be subject to required federal income tax backup withholding of 28% of the gross proceeds paid to such stockholder or other payee pursuant to the tender offer.

Gross proceeds payable pursuant to the tender offer to a foreign stockholder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not:

•	a citizen or resident of the United States,

•	a corporation, partnership or other entity created or organized in or under the laws of the United States, or any State thereof,

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 14 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and Lawson withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the depositary before the payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction. Tendering stockholders can obtain such statements from the depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the depositary a properly executed IRS Form W-8ECI claiming such exemption. Tendering stockholders can obtain such statements from the depositary or from www.irs.gov. See Instruction 13 of the letter of transmittal. We urge foreign stockholders to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

For a discussion of United States federal income tax consequences to tendering stockholders, see Section 14.

Guaranteed Delivery.  If a stockholder desires to tender shares under the tender offer and the stockholder’s share certificates are not immediately available or the stockholder cannot deliver the share certificates to the depositary before the expiration date, or the stockholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, the stockholder may nevertheless tender the shares, provided that the stockholder satisfies all of the following conditions:

•	the stockholder makes the tender by or through an eligible guarantor institution;

•	the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form Lawson has provided, specifying the price at which the stockholder is tendering shares, including (where required) a guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•	the depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed letter of transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, within three Nasdaq trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares.  The depositary will return certificates for unpurchased shares promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the shares to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case, without expense to the stockholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  Lawson will determine, in its sole discretion, all questions as to the number of shares that we will accept, the price that we will pay for shares that we accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares, and our determination will be final and binding on all parties. Lawson reserves the absolute right to reject any or all tenders of any shares that it determines are not in proper form or the acceptance for payment of or payment for which Lawson determines may be unlawful. Lawson also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, and Lawson’s interpretation of the terms of the tender offer will be final and binding on all parties. The waiver of a material condition; however, would be a material amendment to the tender offer requiring dissemination of amended tender offer documents and an extension of our tender offer to ensure at least five business days remain open prior to expiration. No tender of shares will be deemed to have been properly made until the stockholder cures, or Lawson waives, all defects or irregularities. None of Lawson, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Stockholder’s Representation and Warranty; Lawson’s Acceptance Constitutes an Agreement.  A tender of shares under any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to Lawson that:

•	the stockholder has a net long position in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 of the Exchange Act; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in:

•the shares; or

•securities immediately convertible into, or exchangeable or exercisable for, the shares; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Lawson’s acceptance for payment of shares tendered under the tender offer will constitute a binding agreement between the tendering stockholder and Lawson upon the terms and conditions of the tender offer.

Lost or Destroyed Certificates.  Stockholders whose share certificate for part or all of their shares has been lost, stolen, misplaced or destroyed may contact Computershare Trust Company of New York, the depositary for the tender offer, at the address and telephone number set forth on the back cover of this offer to purchase, for instructions as to obtaining a replacement share certificate. That share certificate will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. The stockholder may have to post a bond to secure against the risk that the share certificate may subsequently emerge. We urge stockholders to contact Computershare Trust Company of New York immediately in order to permit timely processing of this documentation.

Stockholders must deliver share certificates, together with a properly completed and duly executed letter of transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to Lawson, the dealer manager or the information agent. Lawson, the dealer manager or the information agent will not forward any such documents to the depositary and delivery to Lawson, the dealer manager or the information agent will not constitute a proper tender of shares.

4.	Withdrawal Rights.

Stockholders may withdraw shares tendered under the tender offer at any time prior to the expiration date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on November 3, 2006 unless theretofore accepted for payment as provided in this offer to purchase.

For a withdrawal to be effective, the depositary must timely receive a written or facsimile transmission notice of withdrawal at the depositary’s address set forth on the back cover page of this offer to purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares that the stockholder wishes to withdraw and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

If a stockholder has tendered shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with the book-entry transfer facility’s procedures. Lawson will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding. None of Lawson, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A stockholder may not rescind a withdrawal and Lawson will deem any shares that a stockholder properly withdraws not properly tendered for purposes of the tender offer, unless the stockholder properly re-tenders the withdrawn shares before the expiration date by following one of the procedures described in Section 3.

If Lawson extends the tender offer, is delayed in its purchase of shares or is unable to purchase shares under the tender offer for any reason, then, without prejudice to Lawson’s rights under the tender offer, the depositary may, subject to applicable law, retain tendered shares on behalf of Lawson, and stockholders may not withdraw these shares except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4 or otherwise pursuant to applicable law.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the expiration date, Lawson:

•	will determine the purchase price it will pay for shares properly tendered and not properly withdrawn before the expiration date, taking into account the number of shares so tendered and the prices specified by tendering stockholders; and

•	will accept for payment, and thereby purchase, and promptly pay for shares properly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, subject to the proration provisions.

For purposes of the tender offer, Lawson will be deemed to have accepted for payment, and thereby purchased, shares that are properly tendered at or below the purchase price and are not properly withdrawn, subject to the “odd lot,” proration and conditional tender provisions of the tender offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the shares for payment under the tender offer.

Upon the terms and subject to the conditions of the tender offer, promptly after the expiration date, Lawson will accept for payment and pay a single per share purchase price not greater than $43.00 nor less than $37.50 per share for 1,000,000 shares, subject to increase or decrease as provided in Section 15, if properly tendered and not properly withdrawn, or such fewer number of shares as are properly tendered and not properly withdrawn.

Lawson will pay for shares that it purchases under the tender offer by depositing the aggregate purchase price for these shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Lawson and transmitting payment to the tendering stockholders.

In the event of proration, Lawson will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. Because of the difficulty in determining the number of shares tendered, including by guaranteed delivery, and the odd lot procedure and conditional tender provisions, Lawson does not expect to be able to announce the final results of any proration and commence payment for shares purchased until at least five business days after the expiration date. Shares tendered and not purchased, including all shares tendered at prices greater than the purchase price and shares that Lawson does not accept for purchase due to proration or conditional tenders, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, at Lawson’s expense, promptly after the expiration date or termination of the tender offer. Under no circumstances will Lawson pay interest on the purchase price regardless of any delay in making the payment. If certain events occur or the conditions to the tender offer are not satisfied or waived, Lawson may not be obligated to purchase shares under the tender offer. See Section 7. Lawson will issue a press release announcing the price it will pay for the shares tendered in the offer promptly following the expiration date.

Lawson will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased under the tender offer. If, however,

•	payment of the purchase price is to be made to any person other than the registered holder;

•	certificate(s) for shares not tendered or tendered but not purchased are to be returned in the name of and to any person other than the registered holder(s) of such shares; or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal;

the amount of all stock transfer taxes, if any (whether imposed on the registered holder or any other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 10 of the letter of transmittal.

Any tendering stockholder or other payee who fails to complete fully, sign and return to the depositary the substitute Form W-9 included with the letter of transmittal may be subject to U.S. federal income tax backup withholding on the gross proceeds paid to the stockholder or other payee under the tender offer. See Section 3.

6.	Conditional Tender of Shares.

Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the expiration date will be subject to proration. See Section 1. As discussed in Section 14, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that Lawson must purchase a specified minimum number of the stockholder’s shares tendered pursuant to a letter of transmittal if Lawson purchases any shares tendered. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery and indicate the minimum number of shares that Lawson must purchase if Lawson purchases any shares. We urge each stockholder to consult with his or her own financial or tax advisors.

After the expiration date, if more than 1,000,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares that we purchase from any stockholder below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares that we purchase to fall below 1,000,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate, reduce the number of shares that we will purchase or amend the tender offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after September 8, 2006 and before the expiration of the offer, any of the following events shall have been reasonably determined by us to have occurred that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the tender offer or with acceptance for payment:

•	there shall have been threatened or instituted any action or proceeding by, or any worsening of any pending action or proceeding of, any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly:

•	challenges the making of the tender offer, the acquisition of some or all of the shares under the tender offer or otherwise relates in any manner to the tender offer; or

•	in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries or materially impair the contemplated benefits of the tender offer to us;

•	there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer;

•	delay or restrict the ability of us, or render us unable, to accept for payment or pay for some or all of the shares;

•	materially impair the contemplated benefits of the tender offer to us; or

•	materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•	there shall have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a material change in United States currency exchange rates or a suspension of or limitation on the markets therefor;

•	the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including but not limited to an act of terrorism;

•	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

•	any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, would or might, directly or indirectly, materially and adversely affect the business, condition (financial or other), assets, income, operations or prospects of us or any of our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•	in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof; or

•	any decline in the market price of the shares or the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Industrial Companies or the New York Stock Exchange or the Nasdaq Composite Index by a material amount including, without limitation, an amount greater than 10% from the close of business on September 7, 2006;

•	a tender offer or exchange offer for any or all of the shares (other than this tender offer), or any merger, business combination or other similar transaction with or involving us or any of our subsidiaries or affiliates, shall have been proposed, announced or made by any person;

•	any of the following shall have occurred:

•	any “group” (as that term is used in Section 13(d)(3) of the Exchange Act) shall have been formed that shall own or have acquired or proposed to acquire, or any entity or individual shall have acquired or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares;

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission on or before the commencement of this tender offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares; or

•	any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our or their respective assets or securities;

•	any change or combination of changes shall have occurred or been threatened in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of us or any of our subsidiaries, that, in our reasonable judgment, would or might, directly or indirectly, be material and adverse to us or any of our subsidiaries or that otherwise materially impairs in any way the contemplated future conduct of the business of us or any of our subsidiaries;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the tender offer shall not have been obtained on terms satisfactory to us in our reasonable judgment; or

•	we reasonably determine that the completion of the tender offer and the purchase of the shares may:

•	cause the shares to be held of record by fewer than 300 persons; or

•	cause the shares to be delisted from Nasdaq or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions, and may be waived by us, in whole or in part, at any time and from time to time, before the expiration of the offer, in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties. All of the conditions to the tender offer, other than necessary governmental approvals, must be satisfied or waived on or prior to the expiration date.

8.	Price Range of Shares; Dividends.

The shares are listed and traded on the Nasdaq Global Select Market under the trading symbol “LAWS.” The following table sets forth the high and low sales prices for our common stock and the per share cash dividends paid for each of the quarterly periods presented.

	High	Low	Dividend

Year Ending December 31, 2006
First Quarter	$43.92	$32.78	$0.20
Second Quarter	$44.70	$33.20	$0.20
Third Quarter (through September 6, 2006)	$39.98	$33.00	—
Year Ended December 31, 2005
First Quarter	$53.98	$43.97	$0.18
Second Quarter	$46.90	$37.82	$0.20
Third Quarter	$44.91	$39.75	$0.20
Fourth Quarter	$39.46	$31.29	$0.20
Year Ended December 31, 2004
First Quarter	$34.49	$28.61	$0.18
Second Quarter	$38.15	$32.67	$0.18
Third Quarter	$41.63	$35.85	$0.18
Fourth Quarter	$51.25	$41.46	$0.18

The Company publicly announced the tender offer on September 6, 2006 after the close of trading on Nasdaq on that date. On September 6, 2006, the reported closing price of the shares on Nasdaq was $38.16. The lower end of the price range for the tender offer is below the current market price for the shares. The Company urges stockholders to obtain current market quotations for the shares.

Stockholders of Record

As of September 6, 2006, there were 8,997,515 shares of common stock outstanding and approximately 705 holders of record.

Dividends

The Company intends, from time to time, to pay cash dividends on its common stock, as its Board of Directors deems appropriate, after consideration of the Company’s operating results, financial condition, cash requirements, general business conditions and such other factors as the Board of Directors deems relevant.

Sales and Purchases of Securities

Since January 1, 2004, the Company has purchased 583,598 shares of common stock under two stock repurchase programs which were adopted in 2000 and 2004. Under these programs, the Board authorized the Company to repurchase up to 1,000,000 shares of common stock in the aggregate. Specific information regarding these repurchases of common stock since January 1, 2004 is set forth below:

•	In the fourth quarter of 2005, the Company repurchased 43,152 shares of common stock for approximately $1.6 million at an average price of $37.33 per share.

•	In the third quarter of 2005, the Company repurchased 42,596 shares of common stock for approximately $1.7 million at an average price of $39.89.

•	In the second quarter of 2005, the Company purchased 130,642 shares of common stock for approximately $5.5 million at an average price of $42.44 per share.

•	In the first quarter of 2005, the Company purchased 117,972 shares of common stock for approximately $5.7 million at an average price of $47.63 per share.

•	In the fourth quarter of 2004, the Company repurchased 69,395 shares of common stock for approximately $3.3 million at an average price of $46.50 per share.

•	In the third quarter of 2004, the Company repurchased 88,407 shares of common stock for approximately $3.4 million at an average price per share of $38.35.

•	In the second quarter of 2004, the Company purchased 62,887 shares of common stock for approximately $2.1 million at an average price of $33.52 per share.

•	In the first quarter of 2004, the Company purchased 28,547 shares of common stock for approximately $856,000 at an average price of $29.97 per share.

All shares purchased as of March 31, 2006 have been retired. As of March 31, 2006, there were 202,801 shares remaining under the Company’s repurchase programs, and there is no expiration date relative to these programs.

Additionally, the Company may make stock repurchases from time to time on the open market and/or in private transactions or even additional tender offers. Whether or not the Company makes additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that the Company purchases in this tender offer, its business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and such other factors as the Company may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling stockholders than the terms of the tender offer. Rule 13e-4 of the Exchange Act prohibits the Company and its affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the expiration date of the tender offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act.

9.	Source and Amount of Funds.

Assuming that 1,000,000 shares are purchased in the tender offer at a price between $37.50 and $43.00 per share, the aggregate purchase price will be between approximately $37.5 million and $43.0 million. Lawson intends to purchase the shares tendered with borrowings under the Company’s existing credit facility. The tender offer is not conditioned upon Lawson obtaining financing.

The Company has a $75 million credit facility with LaSalle Bank National Association, which matures on March 27, 2009. Under the credit facility, the amount of maximum senior indebtedness that the Company can incur is $150 million, and the fixed charge coverage ratio, which is tested at the end of each quarter, provides that the Company shall maintain a ratio of (a) total EBITDA (as defined in Section 1.1 of the credit facility) minus capital expenditures to (b) the sum of interest charges, principal payments on liabilities, dividends and income taxes paid in cash by the Company, of not less than 1.10 to 1.00. Additionally, the Company agreed to maintain a ratio of debt to EBITDA of not greater than 3.0 to 1.0. The credit facility carries an interest rate of prime minus 150 basis points or LIBOR plus 75 basis points, at the Company’s option. The Company had no borrowings outstanding under the credit facility at June 30, 2006.

Following the closing of the tender offer, the Company anticipates issuing $50,000,000 of senior notes in a private placement transaction. The Company intends to use the proceeds resulting from the proposed issuance of the senior notes, if any, to repay all of the amounts borrowed under the Company’s credit facility in connection with the purchase of the shares tendered in the tender offer.

10.	Certain Information Concerning Lawson.

The Company is a North American distributor and marketer of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement (“MRO”) marketplace. Lawson also manufactures, sells and distributes specialized component parts to the original equipment marketplace (“OEM”), including automotive, appliance, aerospace, construction and transportation industries. The Company markets its MRO products primarily through a network of approximately 1,800 independent sales agents. The Company’s OEM segment sells primarily through inside sales representatives. The majority of the Company’s sales agents and inside sales representatives utilize catalogs, websites and call centers to facilitate customer ordering activity.

Additional Information.  Lawson is subject to the information requirements of the Exchange Act, and, in accordance therewith, files periodic reports, proxy statements and other information relating to its business, financial condition and other matters. Lawson is required to disclose in these proxy statements certain information, as of particular dates, concerning Lawson directors and executive officers, their compensation, stock options granted to them, the principal holders of the securities of Lawson and any material interest of such persons in transactions with Lawson. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Lawson has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that includes additional information with respect to the tender offer. This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Incorporation by Reference.  The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that the Company can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. These documents contain important information about Lawson.

SEC Filings (File No. 0-10546)	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2005
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2006 Quarter ended June 30, 2006
Definitive Proxy Statement on Schedule 14A	Filed on April 10, 2006
Current Reports on Form 8-K	January 9, 2006, January 20, 2006 and September 6, 2006

The Company incorporates by reference the documents listed above except that it does not incorporate portions of any document that is either (a) described in paragraph (i), (k) or (l) of Item 402 of Regulation S-K promulgated by the SEC or (b) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K. You may request a copy of these filings, at no cost, by writing or telephoning us at the Company’s principal executive offices at the following address: Investor Relations, Lawson Products, Inc., 1666 E. Touhy Ave., Des Plaines, IL 60018-3640; telephone: (847) 827-9666. Please be sure to include your complete name and address in the request.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of August 31, 2006, Lawson had 8,997,515 issued and outstanding shares of common stock and outstanding options to purchase 16,016 shares of common stock. The 1,000,000 shares Lawson is offering to purchase under the tender offer represent approximately 11.1% of the shares outstanding as of August 31, 2006 and 11.0% of the shares on a fully diluted basis assuming exercise of all outstanding options (without regard to exercise price).

The following table sets forth a list of the Directors and Executive Officers of Lawson as of August 31, 2006. The address of each person listed below is that of Lawson.

Name(s)	Title

Robert J. Washlow	Chairman of the Board, Chief Executive Officer and Director
Sidney L. Port	Vice Chairman of the Board of Directors and Director
Jeffrey B. Belford	President and Chief Operating Officer*
Roger F. Cannon	Executive Vice President, Field Sales Strategy and Development
Thomas J. Neri	Executive Vice President, Finance, Planning and Corporate Development*
Neil E. Jenkins	Executive Vice President; Secretary and General Counsel
Scott F. Stephens	Chief Financial Officer
Michael W. Ruprich	Group President, MRO & New Channels
Kenneth E. Malik	Group President, OEM
William Holmes	Vice President and Treasurer
James T. Brophy	Director
Thomas S. Postek	Director
Mitchell H. Saranow	Director
Lee S. Hillman	Director
Ronald B. Port, M.D.	Director
Robert G. Rettig	Director
Wilma J. Smelcer	Director

*	On September 6, 2006, Mr. Neri assumed the role of Chief Operating Officer. On January 5, 2007, Mr. Belford intends to retire and, in addition to his position as Chief Operating Officer, Mr. Neri will assume the position of President.

As of August 31, 2006, Lawson’s directors and executive officers as a group (17 individuals) beneficially owned an aggregate of 4,486,859 shares, representing approximately 49.9% of the outstanding shares. The directors and executive officers of Lawson are entitled to participate in the tender offer on the same basis as all other stockholders. However, they have advised Lawson that they do not intend to tender any shares in the tender offer. In addition, the members of the Port family, including their affiliated family partnerships, have advised us that they do not intend to tender any shares in the tender offer. To Lawson’s knowledge, none of Lawson’s affiliates intends to tender any shares in the tender offer.

As of August 31, 2006, the Port family, which includes Robert J. Washlow, Sidney L. Port, Ronald B. Port, M.D., Roberta Port Washlow and other family members, collectively beneficially owned 52.3% of the outstanding shares of common stock and if we purchase 1,000,000 shares in the tender offer, the Port family will collectively beneficially own 58.8% of our outstanding shares of common stock after the consummation of the tender offer. This share ownership would permit these stockholders, if they chose to act together, to exert significant influence over the outcome of stockholder votes, including votes concerning the election of directors, by-law amendments, possible mergers, corporate control contests and other significant corporate transactions.

The following table shows the amount of Lawson shares beneficially owned by the directors and executive officers of Lawson as of August 31, 2006. Column three of the table below reflects ownership percentages as of August 31, 2006. Column four of the table below reflects ownership percentages after giving effect to the tender offer, assuming Lawson purchases 1,000,000 shares and that no director or executive officer of Lawson tenders any shares (as is intended by the directors and executive officers of Lawson). The address for each person set forth below is the address of Lawson.

				Percent of Class
				After Tender Offer
	Amount and			(Assuming Lawson
	Nature of			Purchases 1,000,000
	Beneficial		Percent	Shares and no Director or
Name of Beneficial Owner	Ownership(1)(2)		of Class	Executive Officer Tenders)

Robert J. Washlow	60,657		*	*
Sidney L. Port	1,410,389		15.7%	17.6%
Jeffrey B. Belford	100		*	*
Roger F. Cannon	4,367		*	*
Thomas J. Neri	—		*	*
Neil E. Jenkins	—		*	*
Scott F. Stephens	—		*	*
Michael W. Ruprich	—		*	*
Kenneth E. Malik	—		*	*
William Holmes	—		*	*
James T. Brophy	4,439		*	*
Thomas S. Postek	11,068		*	*
Mitchell H. Saranow	12,789	(3)	*	*
Lee S. Hillman	2,289		*	*
Ronald B. Port, M.D.	3,032,840	(4)	33.7%	37.9%
Robert G. Rettig	6,289		*	*
Wilma J. Smelcer	2,289		*	*

*	Less than one percent.

(1)	Does not include certain shares held by wives and minor children in the case of Mr. Brophy (725 shares) and Dr. Port (4,803 shares).

(2)	Stockholdings shown include shares issuable upon the exercise of stock options exercisable within 60 days of August 31, 2006 by Dr. Port (2,500 shares), Mr. Saranow (2,500 shares) and Mr. Washlow (10,000 shares).

(3)	8,000 shares are owned by Saranow Investments, L.L.C., which is owned by Mr. Saranow and his family. 2,289 shares are owned by Mr. Saranow.

(4)	Includes shares held in family partnerships in the aggregate amount of 3,011,436 in which Dr. Ronald B. Port, and Roberta Port Washlow (Mr. Sidney Port’s daughter and Mr. Washlow’s spouse) are the managing partners. Approval of both of the managing general partners is required for any actions with respect to the reported securities.

Based on Lawson’s records and information provided to Lawson by its directors, executive officers, associates and subsidiaries, neither Lawson, nor, to the best of Lawson’s knowledge, any directors or executive officers of Lawson or any associates or subsidiaries of Lawson, has effected any transactions in shares during the 60 day-period before the date hereof.

12.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Lawson of shares under the tender offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of Lawson stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of common stock following completion of the tender offer. As of August 31, 2006, the Company had issued and outstanding 8,997,515 shares of common stock. The 1,000,000 shares that the Company is offering to purchase pursuant to the tender offer represent approximately 11.1% of the shares outstanding as of that date. Stockholders may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a net price higher or lower than the purchase price in the tender offer. The Company can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

Lawson anticipates that there will be a sufficient number of shares outstanding and publicly traded following completion of the tender offer to ensure a continued trading market for the shares. Based upon published guidelines of Nasdaq, Lawson does not believe that its purchase of shares under the tender offer will cause the remaining outstanding shares of Lawson common stock to be delisted from Nasdaq.

The shares are “margin securities” under the rules of the Board of Governors of the Federal Reserve System. This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. Lawson believes that, following the purchase of shares under the tender offer, the shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The shares are registered under the Exchange Act, which requires, among other things, that Lawson furnish certain information to its stockholders and the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of the Lawson stockholders. Lawson believes that its purchase of shares under the tender offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13.	Legal Matters; Regulatory Approvals.

Except as described above, Lawson is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of shares by Lawson as contemplated by the tender offer. Should any approval or other action be required, Lawson presently contemplates that it will seek that approval or other action. Lawson is unable to predict whether it will be required to delay the acceptance for payment of or payment for shares tendered under the tender offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business and financial condition. The obligations of Lawson under the tender offer to accept for payment and pay for shares is subject to the conditions described in Section 7.

14.	U.S. Federal Income Tax Consequences.

The following describes the material United States federal income tax consequences relevant to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States or persons who hold shares as part of a hedge, straddle, constructive sale or conversion transaction). In particular, different rules which are not addressed here may apply to shares received through the exercise of employee stock options or otherwise as compensation. The tax treatment of partners in a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) that is a Holder of shares generally depends on both the status of partner and the activities of the partnership and is not specifically addressed herein. Partners in partnerships holding shares should consult their tax advisors. This discussion also does not address the state, local or foreign tax consequences of participating in the tender offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the tender offer.

As used herein, a “Holder” means a beneficial owner of shares that is a citizen or resident of the United States, a corporation or (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any State thereof or the District of Columbia, a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to make all substantial decisions, or which has in effect a valid election to be treated as a U.S. person or an estate the income of which is subject to United States federal income taxation regardless of its source.

Beneficial owners of shares who are neither United States Holders nor partnerships for U.S. federal income tax purposes (“foreign stockholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

The Company urges stockholders to consult their tax advisors to determine the particular tax consequences to them of participating in the tender offer.

Non-Participation in the Tender Offer.  Holders of shares who do not participate in the tender offer will not incur any tax liability as a result of the consummation of the tender offer.

Exchange of Shares Pursuant to the Tender Offer.  An exchange of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the tender offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a distribution from us with respect to our stock.

Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of shares for cash if the exchange

•	results in a “complete termination” of all such Holder’s equity interest in us;

•	results in a “substantially disproportionate” redemption with respect to such Holder; or

•	is “not essentially equivalent to a dividend” with respect to such Holder.

In applying the Section 302 tests, a Holder must take account of shares that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning shares owned by certain family members (except that in the case of a “complete termination” a Holder may, under certain circumstances, waive attribution from family members) and related entities and shares that the Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a Holder if the percentage of the then outstanding shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the shares owned by such Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s equity interest in us. An exchange of shares for cash that results in a relatively minor reduction of the proportionate equity interest in us of a Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend.” Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

Holders should be aware that it is possible that an acquisition or disposition of shares by a holder substantially contemporaneously with the offer will be taken into account in determining whether any of the three tests described above is satisfied. Holders should consult their tax advisors as to any effect of such an event on the application of these tests.

If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange. Calculation of gain or loss must be made separately for each block of shares owned by a Holder. Under the tax laws, a Holder may be able to designate which blocks and the order of such blocks to be tendered pursuant to the Tender Offer.

If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits and then as a return of capital to the extent of the Holder’s basis in the shares exchanged and thereafter as capital gain. In a recent announcement, the Internal Revenue Service has stated that it is studying whether the basis reduction in such a case should be limited to the basis of the shares exchanged, or whether the basis of both the retained and exchanged shares should be reduced to zero before capital gain is recognized. Provided certain holding period requirements are satisfied, non-corporate Holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. To the extent that a purchase of a Holder’s shares by us in the tender offer is treated as the receipt by the Holder of a dividend, the Holder’s remaining adjusted basis (reduced by the amount, if any, treated as a return of capital) in the purchased shares will be added to any shares retained by the Holder (or, if the Holder does not actually own shares following completion of the tender offer, will be transferred to shares constructively owned by the Holder), subject, in the case of corporate stockholders, to reduction of basis or possible gain recognition under the “extraordinary dividend” provisions of the Code in an amount equal to the non-taxed portion of the dividend. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

The Company cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the tender offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a Holder’s right to tender shares subject to the condition that Lawson must purchase a specified minimum number of such Holder’s shares (if any are to be purchased).

See Section 3 with respect to the application of federal income tax withholding and backup withholding.

The Company urges stockholders to consult their tax advisor to determine the particular tax consequences to them of the tender offer, including the applicability and effect of state, local and foreign tax laws.

15.	Extension of the Tender Offer; Termination; Amendment.

Lawson expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by Lawson to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension. Lawson also expressly reserves the right, in its sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement. Lawson’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Lawson must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, Lawson further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by Lawson to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made with respect to the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which Lawson may choose to make a public announcement, except as required by applicable law, Lawson shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through PR Newswire.

If Lawson materially changes the terms of the tender offer or the information concerning the tender offer, Lawson will extend the tender offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.

If Lawson increases or decreases the price to be paid for shares or increases or decreases the number of shares being sought in the tender offer and, if in the case of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, then the tender offer will be extended until the expiration of such ten business day period.

16.	Fees and Expenses.

Lawson has retained Credit Suisse to act as the dealer manager in connection with the tender offer. Credit Suisse will receive a customary fee for its services in connection with the tender offer. In addition, we have agreed to reimburse Credit Suisse for its reasonable and documented out-of-pocket expenses for its services as dealer manager in connection with the tender offer. Lawson also has agreed to indemnify Credit Suisse against certain liabilities in connection with the tender offer, including liabilities under federal and state securities laws or otherwise caused by, relating to or arising out of the tender offer. In the ordinary course of its trading and brokerage activities, Credit Suisse and its affiliates may hold positions, for their own accounts or for those of their customers, in securities of Lawson.

Credit Suisse and its affiliates have rendered various investment banking and other advisory services to us in the past, for which they received customary compensation from us. We expect Credit Suisse and its affiliates to continue to render such services, for which they will continue to receive customary compensation from us.

Lawson has retained Morrow & Co., Inc. to act as information agent and Computershare Trust Company of New York to act as depositary in connection with the tender offer. The information agent may contact holders of shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The information agent and the depositary each will receive customary compensation for their respective services, will be reimbursed by Lawson for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal and state securities laws.

No fees or commissions will be payable by Lawson to brokers, dealers, commercial banks or trust companies (other than fees to the dealer manager, the information agent and the trustee for Lawson’s employee plans, as described above) for soliciting tenders of shares under the tender offer. The Company urges stockholders holding shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. Upon request, Lawson will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Lawson, the dealer manager, the information agent or the depositary for purposes of the tender offer. Lawson will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares, except as otherwise provided in this document and Instruction 10 in the letter of transmittal.

17.	Miscellaneous.

Lawson is not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If Lawson becomes aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, Lawson will make a good faith effort to comply with the applicable law. If, after such good faith effort, Lawson cannot comply with the applicable law, Lawson will not make the tender offer to (nor will tenders be accepted from or on behalf of) the holders of shares in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Lawson by the dealer manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Lawson has filed with the Commission a Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning Lawson.

Lawson has not authorized any person to make any recommendation on behalf of Lawson as to whether you should tender or refrain from tendering your shares in the tender offer. Lawson has not authorized any person to give any information or to make any representation in connection with the tender offer other than those contained in this offer to purchase or in the letter of transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Lawson or the dealer manager.

LAWSON PRODUCTS, INC.

September 8, 2006

The letter of transmittal and share certificates and any other required documents should be sent or delivered by each stockholder or that stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	For Eligible Institutions Only: (781) 380-3388 For Confirmation Only Telephone: (781) 843-1833 extension 200	Computershare Trust Company, N.A. Attention: Corporate Actions 161 Bay State Drive Braintree, MA 02184

Please direct any questions or requests for assistance to the information agent or the dealer manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. Please contact the depositary to confirm delivery of shares.

The Information Agent for the Offer is:

Morrow & Co., Inc.

470 West Avenue
Stamford, CT 06902
(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400
Stockholders Call Toll Free: (800) 607-0088

The dealer manager for the Offer is:

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue
New York, New York 10010-3629
Call Toll Free (800) 318-8219